Filed by Enbridge Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spectra Energy Corp

(Commission File No. 1-33007)

NEWS RELEASE

Enbridge Inc. Announces $1.075-billion Sale of South Prairie Region Assets

CALGARY, ALBERTA, Sept. 29, 2016 — Enbridge Inc. (TSX and NYSE:ENB) (the “Company”) together with Enbridge Income Fund Holdings Inc. (TSX:ENF) announced today that an affiliate of Enbridge Income Fund (the “Fund”) has entered into an agreement for the sale of the Fund’s liquids pipelines assets in the South Prairie Region (the “Assets”) to Tundra Energy Marketing Limited (“TEML”) for CAD$1.075 billion in cash. Closing of the transaction is expected to occur around the end of the fourth quarter of 2016 and is subject to customary closing conditions, including the Canada Transportation Act and Canadian Competition Act approvals.

“The monetization of these non-core assets at an attractive valuation provides a low-cost funding source for the Enbridge group and further supports Enbridge Inc.’s industry leading cash flow and dividend growth outlook from our secured organic growth platform,” said Enbridge Executive Vice President and Chief Financial Officer John Whelen. “The transaction is accretive to the Fund Group’s available cash flow from operations on a per unit basis,” added Mr. Whelen.

“In conjunction with the proposed Spectra Energy merger, we announced our intention to divest of approximately $2 billion of non-core assets over the next year to further strengthen Enbridge Inc.’s consolidated balance sheet and provide for additional financing flexibility,” noted Mr. Whelen. “The sale of these regional gathering pipelines by the Fund not only provides an efficient source of financing for the Fund’s organic growth program, but also immediately addresses about one-half of our monetization target while displacing equity that we would otherwise need to raise through the issuance of new capital.”

The Assets being sold are liquids pipelines and related facilities in southeast Saskatchewan and southwest Manitoba, and include the Saskatchewan Gathering and Weyburn gathering systems as well as the Westspur trunk line. The Assets do not include the Bakken Expansion Pipeline, which enables delivery of crude oil production in North Dakota to the Mainline System at Cromer, Manitoba.

As part of the purchase and sale agreement, shipper commercial arrangements and contracts are expected to remain in place and it is expected that crude oil and NGL volumes delivered from the Assets will continue to flow onto the Enbridge Mainline at Cromer.

Forward Looking Information

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements with respect to the transaction and the closing thereof; anticipated cash flow and dividend growth; accretion to available cash flow from operations; future divestiture or monetization transactions; sources of funding; and financing flexibility. Although Enbridge believes these statements are based on information which is current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining but not limited to the timing and completion of the transaction, including receipt of regulatory approvals and the satisfaction of other conditions precedent and transition matters; estimated future cash flow and dividends; expected available cash flow from operations; financial strength and flexibility; debt and equity market conditions; and economic and competitive conditions. A further discussion of the risks and uncertainties facing Enbridge can be found in Enbridge’s filings with Canadian and United States securities regulators. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2016.

Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

ADDITIONAL INFORMATION ABOUT THE ENBRIDGE AND SPECTRA ENERGY TRANSACTION AND WHERE TO FIND IT

Enbridge has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which includes a preliminary proxy statement of Spectra Energy that also constitutes a preliminary prospectus of Enbridge, as well as other documents in connection with the merger of Enbridge and Spectra Energy (the “Transaction”). The definitive proxy statement/prospectus will be sent to the shareholders of Spectra Energy. INVESTORS AND SHAREHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENBRIDGE, SPECTRA ENERGY, THE TRANSACTION AND RELATED MATTERS. The registration statement and the preliminary proxy statement/prospectus are available, and other documents filed by Enbridge and Spectra Energy with the SEC, when filed, will be available, free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders can obtain free copies of the preliminary proxy statement/prospectus, and will be able to obtain other documents which will be filed with the SEC by Enbridge, on Enbridge’s website at www.enbridge.com or upon written request to Enbridge’s Investor Relations department, 200, 425 First St. SW, Calgary, AB T2P 3L8 or by calling 1-800-481-2804 within North America and 1-403-231-5957 from outside North America, and can obtain free copies of the preliminary proxy statement/prospectus, and will be able to obtain other documents filed with the SEC by Spectra Energy, upon written request to Spectra Energy, Investor Relations, 5400 Westheimer Court, Houston, TX 77056 or by calling 1-713-627-4610. You may also read and copy any reports, statements and other information filed by Spectra Energy and Enbridge with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE ENBRIDGE AND SPECTRA ENERGY TRANSACTION

This communication is not a solicitation of proxies in connection with the Transaction. However, Enbridge, Spectra Energy, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Enbridge’s directors and executive officers may be found in its Management Information Circular dated March 8, 2016 available on its website at www.Enbridge.com and at www.sedar.com. Information about Spectra Energy’s directors, executive officers and other members of management and employees may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 16, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction is included in the preliminary proxy statement/prospectus, and will be included in other relevant materials filed with the SEC when they become available, including the definitive proxy statement/prospectus.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media Graham White (403) 508-6563 or Toll Free: 1-888-992-0997 Email: graham.white@enbridge.com	Investment Community Adam McKnight (403) 266-7922 Email: adam.mcknight@enbridge.com